UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XENON PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock Without Par Value

(Title of Class of Securities)

CUSIP 98420N105

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420N105	Page 2 of 9 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Lipoterx, Ltd. 20-4392231
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 1,038,964 (see Item 4)
	7	Sole dispositive power None
	8	Shared dispositive power 1,038,964 (see Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,038,964 (see Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (11) 7.33%
12	Type of reporting person PN

CUSIP No. 98420N105	Page 3 of 9 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Lipoterx Holdings, LLC 20-4392231
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 1,038,964 (see Item 4)
	7	Sole dispositive power None
	8	Shared dispositive power 1,038,964 (see Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,038,964 (see Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (11) 7.33%
12	Type of reporting person PN

CUSIP No. 98420N105	Page 4 of 9 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Evan Stein
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 11,250
	6	Shared voting power 1,038,964 (see Item 4)
	7	Sole dispositive power 11,250
	8	Shared dispositive power 1,038,964 (see Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,050,214 (see Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (11) 7.41%
12	Type of reporting person IN

CUSIP No. 98420N105	Page 5 of 9 Pages

Item 1.

	(a)	Name of Issuer:

Xenon Pharmaceuticals Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Office:

200 – 3650 Gilmore Way
Burnaby, British Columbia
Canada V5G 4W8

Item 2.

	(a)	Name of Persons Filing

This Schedule 13G is being filed by Lipoterx, Ltd. (“Lipoterx Ltd.”), Lipoterx Holdings, LLC (“Holdings”) and Dr. Evan A. Stein (“Stein”), as joint filers (collectively, the “Reporting Persons”). Holdings is the sole general partner of Lipoterx Ltd. and Stein is the sole managing member and sole owner of Holdings. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

	(b)	Address of Principal Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 25 E Superior St., #4602, Chicago. IL. 60611

	(c)	Citizenship

Please see Item 4 of each cover page.

	(d)	Title of Class of Securities

Common Stock, without par value (the “Common Stock”)

	(e)	CUSIP Number

98420N105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 98420N105	Page 6 of 9 Pages

Item 4.	Ownership

Lipoterx Ltd.

Number of Shares: 1,038,964
Percentage of Outstanding Shares: 7.33%
Sole Voting Power: None.
Shared Voting Power: 1,038,964
Sole Dispositive Power: None.
Shared Dispositive Power: 1,038,964

Holdings

Number of Shares: 1,038,964
Percentage of Outstanding Shares: 7.33%
Sole Voting Power: None.
Shared Voting Power: 1,038,964
Sole Dispositive Power: None.
Shared Dispositive Power: 1,038,964

Stein

Number of Shares: 1,050,214
Percentage of Outstanding Shares: 7.41%
Sole Voting Power: 11,250
Shared Voting Power: 1,038,964
Sole Dispositive Power: 11,250
Shared Dispositive Power: 1,038,964

Stein is the sole member of Holdings, which has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 1,038,964 shares of Common Stock owned by Lipoterx, Ltd. For purposes of this Schedule 13G only, the Reporting Persons are reporting shared voting and shared dispositive power over the 1,038,964 shares held by Lipoterx, Ltd. Included within the 11,250 shares of Common Stock for which Stein holds sole voting and sole dispositive power are 686 shares of Common Stock underlying options that are exercisable on January 1, 2016 and 342 shares of Common Stock underlying options that are exercisable on January 1, 2017.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 98420N105	Page 7 of 9 Pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Joint Filing Agreement attached as Exhibit A.

CUSIP No. 98420N105	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

LIPOTERX, LTD.

By:	Lipoterx Holdings, LLC, General Partner

By:	/s/ Evan A. Stein
Evan A. Stein, Manager

LIPOTERX HOLDINGS, LLC

By:	/s/ Evan A. Stein
Evan A. Stein, Manager

/s/ Evan A. Stein
Evan A. Stein

CUSIP No. 98420N105	Page 9 of 9 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, each referred to herein as a “Joint Filer”, agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereof) with respect to the beneficial ownership of certain shares of Common Stock of Xenon Pharmaceuticals Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

LIPOTERX, LTD.

By:	Lipoterx Holdings, LLC, General Partner

By:	/s/ Evan A. Stein
Evan A. Stein, Manager

LIPOTERX HOLDINGS, LLC

By:	/s/ Evan A. Stein
Evan A. Stein, Manager

/s/ Evan A. Stein
Evan A. Stein

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)